

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 18, 2023

Marc de Garidel
Chief Executive Officer
Abivax SA
7-11 boulevard Haussmann
75009 Paris
France

      Re: Abivax SA
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted July 28, 2023
          CIK No. 0001956827

Dear Marc de Garidel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1, submitted July 28, 2023

Our Pipeline, page 3

1.   We note your response to prior comment 4 and your revisions to the pipeline table. Please revise your pipeline table further to remove the row labeled "Obefazimod Follow-on." In this regard we note your disclosure that the first follow-on drug candidate in the Follow-On Compounds Program is not expected to be selected and enter into preclinical development until 2024. Alternatively, please explain how the Follow-On Compounds Program is sufficiently material to include in your pipeline table.

Our Strategy, page 6

2.   We note your disclosure on page 6 that your drug candidate has displayed the potential for "durable efficacy and tolerability" in your Phase 2 trials. Please remove references here, and elsewhere as appropriate, to your drug candidate's safety and efficacy as those determinations are solely within the purview of the FDA and other similar regulators.

Overview of Primary Endpoints of Induction Phase 2a Clinical Trial with Obefazimod for Treatment of UC, page 126

3.   We note your response to prior comment 13 and your revised disclosure on page 126 noting that the most frequently reported adverse events reported in your Phase 2a trial included "GI disorders." Please revise your disclosure to describe with more specificity the events that were observed in this regard or otherwise advise.

Evotec Drug Discovery Services Agreement, page 158

4.   We note your response to prior comment 15 and your revised disclosure regarding the material terms of the Evotec Drug Discovery Services Agreement. Please revise your disclosure further to state the total aggregate amount of fees that could be due to Evotec for services provided under the agreement.

You may contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Sansom